

June 7, 2011

Brent Olthoff
Chief Financial Officer
HF Financial Corp.
225 South Main Avenue
Sioux Falls, SD 57104

> **Re: HF Finanical Corp.**
> **Form 10-K for the fiscal period ended June 30, 2010**
> **Forms 10-Q for fiscal 2011**

Mr. Olthoff:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K

Asset Quality, page 71

1. Please refer to your response to comment 3 of our March 7, 2011 letter in which you state that the loan in question was not delinquent but was in non-accrual status. Please revise future filings to discuss in more detail why you stopped accruing interest on a performing loan when it was paying current. Also, disclose the number periods that you did not accrue interest income on this loan, the original terms of the loan prior to restructuring, the terms for each piece of the loan after restructuring, whether or not the restructured

terms represented market rates and whether or not the borrower would have qualified for market rates had it not already had a loan with you.

Financial Statements, beginning on page 92

Note 2. Investments in Securities, page 110

2. Please refer to your response to comment 9 of our March 7, 2011 letter and address the following:

- You state you use multiple cash flow scenarios developed in regard to evidential review of each security in applying your methodology for identifying evidence of OTTI related to credit loss. Please revise future filings to provide an expanded discussion of these cash flow scenarios, the related assumptions and how you determine which scenario to use in identifying OTTI.

- Please revise future filings to disclose what specific information you review for each security and describe how that information translates into the default, recovery, loss severity and prepayment assumptions that you use in your analysis.

- You state that you us a prepayment rate ranging from 0% to 1% under multiple cash flow scenarios; however, then you state that you did not use 0% prepayment rate at September 30, 2010 exclusively, which seems to imply that you did use 0% at some point or perhaps for some securities. Please clarify your response, including proposed disclosures in future filings, and reconsider the need to provide us the sensitivity analysis we requested.

- You state that you do not believe that providing estimates of expected deferrals and defaults at the security level would be meaningful because of variability between periods. We continue to believe that disclose of these estimates is potentially important to understand how you identify OTTI. Any variability between periods can be explained in a narrative. Please revise future filings to provide the requested disclosures.

Note 18. Financial Instruments, page 138

3. Please refer to your response to comment 13 of our March 7, 2011 letter and address the following by providing us the requested information for each CUSIP:

- Considering the range of valuations set out in your response, please provide us the assumptions for each input for each estimate used in determining the fair values of your TPS, including the high/low ranges set forth in your response and any other scenarios you considered within those ranges.

- Explain to us the sources from which you derive the assumptions used in determining the fair values of your TPS and explain why you believe those assumptions are reasonable.

- Explain to us the drivers in the significant differences between the high/low range estimates and how, based on those ranges, you determined the fair values assigned to the TPS.

- Please provide us the third party valuation assumptions you considered in determining the fair values of your TPS. Discuss why you do not think they are representative of the fair values of these securities.

You may contact Paul Cline, Staff Accountant, at (202)551-3851 or me at (202)551-3492 if you have questions regarding our comments.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant